May 3, 2011
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: David Humphrey

Re:	UFood Restaurant Group, Inc. (the “Company”) Form 10-K for the Year Ended January 2, 2011 File No. 333-136167
Dear Mr. Humphrey:
This correspondence is in response to your letter to Ms. Norton, dated April 19, 2011 regarding the Form 10-K for the year ended January 2, 2011. The responses set forth below correspond to the numbered paragraphs of your comment letter.
1.	We will amend the Item 1A. Risk Factors, page 9 to revise the terminology to be consistent with our income statement.
We have incurred annual operating losses and generated negative cash flows since our inception and have financed our operations principally through equity investments and borrowings. At this time, our ability to generate sufficient revenues to fund operations is uncertain. For the fiscal year ended January 2, 2011, we had revenue of $4,942,939 and incurred a net loss of $8,189,022. For the fiscal year ended December 27, 2009, we had revenue of $5,450,836 and incurred a net loss of $3,957,351. Our total accumulated deficit through January 2, 2011, was $39,723,837.
2.
The reason we used 98.2% is because at the time of the conversion of the debentures into preferred stock the outstanding amount of the Debentures was only $5,800,000. Debenture holders in the amount of $74,000 had converted their debentures into common stock prior to this transaction, therefore the outstanding amount as of October 1, 2010 was $5,800,000 and only $5,692,500 was extinguished, resulting this in a 98.2% conversion ratio. Therefore, the extinguishment of debt was calculated based on the outstanding debenture amount at the time of the conversion.

3.	We will revise our disclosure as follows:
Other income (expense) for the year ended January 2, 2011 changed by $813,953 to an expense of $371,820, from $442,133 of income for the year ended December 27, 2009. The variance of other expenses was primarily due to the following;

	2010		2009	Variance
Change in fair value of 2008 Warrants- Income(expense)	$(1,447,919	) (1)	$349,498	$(1,797,417)
Change in fair value of 2009 Warrants- Income(expense)	(4,616,401	)(2)	—	(4,616,401)
Extinguishment of debt	5,692,500	(3)	74,967	5,617,533
Other Income	—		17,668	(17,668)

Total Other Income(expense)	$(371,820)		$442,133	$(813,953)

(1)
The Company is subject to a derivative warrant liability instrument due to the fact that the related contract is not indexed to its own stock, as specified by ASC No. 815-40, Derivatives and Hedging-Contracts in entity’s Own Equity. At January 2, 2011, the aggregate fair value of the derivative was $1,451,669. The increase in the fair value of the derivative was in the aggregate amount of $1,447,919 during the year ended January 2, 2011.

(2)
In conjunction with the extinguishment of debt, the Company modified the exercise price of the 2009 Warrants. The exercise price was reduced from $0.14 to $0.09 per share of Common Stock. As such, we have calculated the fair value of the warrants on the date of the modification to be approximately $6,181,501 and recorded the increase in fair value of $4,616,401 as an addition to additional paid-in capital. The fair value of the warrants was computed using the Black-Scholes option pricing model. The Company assumed a risk-free interest rate of 1.17%, no dividends, expected volatility of approximately 118.45%, which was calculated based on a combination of historical volatility and the history of comparable peer companies, and an expected warrant life of approximately 5 years.

(3)
In conjunction with the extinguishment of debt and in accordance to ASC 470-20-30, if the intrinsic value of the beneficial conversion feature is greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the beneficial conversion feature shall be limited to the amount of the proceeds allocated to the convertible instrument. As such, the beneficial conversion feature of the preferred shares is equal to $5,692,500.

4.	We will revise the description of the Series A Preferred Stock to indicate the aggregate value and the number of common shares that are currently convertible.

On October 1, 2010, the Company consummated the extinguishment of approximately ninety-eight percent (98%) of the Debentures in exchange for shares of the Company’s Series A 8% Convertible Preferred Stock (the “Series A Preferred Stock”). An aggregate principal amount of $5,692,500 of outstanding Debentures was extinguished in exchange for 56,925 shares of Series A Preferred Stock. The face value of each preferred share is $100 with an aggregate value of the transaction of $5,692,500. The holders of Series A Preferred Stock will be entitled to receive, before any cash is paid out or set aside for any shares of the Company’s Common Stock (but on an equal basis with the Company’s Series B 8% Redeemable Convertible Preferred Stock) dividends at the annual rate of 8% of the Stated Value of the Preferred Shares, subject to adjustment for stock splits, etc. The dividends will be accruing and cumulative and will be paid upon the occurrence of a liquidation, deemed liquidation, dissolution or redemption if not previously declared and paid.

Effective immediately with respect to one-half of the shares of Series A Preferred Stock issued in connection with the Debenture Exchange, and effective January 1, 2011 with respect to the remaining shares of Series A Preferred Stock issued in connection with the Debenture Exchange, each holder of Series A Preferred Stock may convert his, her or its shares of Series A Preferred Stock into shares of Common Stock at a conversion price equal to $0.13. The number of shares of the common stock into which the Series A Preferred Stock is currently convertible is 43,788,462. However, the number of shares of Common Stock into which the Series A Preferred Stock is convertible is subject to adjustment to prevent dilution in the event of a stock split or stock dividend. The Series A Conversion Price is also subject to a weighted average price protection. Effective January 1, 2011, the Company may, at its election, require the conversion of the Series A Preferred Stock to shares of Common Stock at the Series A Conversion Price if the closing price of the Common Stock for 10 consecutive trading days equals or exceeds 300% of the Series A Conversion Price and the average daily volume of the shares of Common Stock for the same period exceeds 250,000 shares.

Approximately $2,200,869 of the debt discount relating to the beneficial conversion option and the 2009 Warrants issued to the Debenture holders was recorded to interest expense as a result of the extinguishment of the Debentures. Furthermore, the intrinsic value of the beneficial conversion feature at the date of extinguishment was calculated to be approximately $5,692,500 and, as such, we recorded a gain on extinguishment of debt for that amount.

We have evaluated the Series A Preferred Stock issued and have recorded the intrinsic value of the embedded beneficial conversion feature of $5,692,443 as additional paid in capital. The embedded beneficial conversion feature was treated as a deemed dividend and, as such, has been recorded to retained earnings.

In conjunction with the extinguishment of debt, the Company modified the exercise price of the 2009 Warrants. The exercise price was reduced from $0.14 to $0.09 per share of Common Stock. As such, we have calculated the fair value of the warrants on the date of the modification to be approximately $6,181,501 and recorded the increase in fair value of $4,616,401 as an addition to additional paid-in capital. The fair value of the warrants was computed using the Black-Scholes option pricing model. The Company assumed a risk-free interest rate of 1.17%, no dividends, expected volatility of approximately 118.45%, which was calculated based on a combination of historical volatility and the history of comparable peer companies, and an expected warrant life of approximately 5 years

We will restate the Statement of Changes in Stockholders’ Equity. As a result of your comment, we noticed that we inadvertently deducted the BCF from Series A instead of Series B. There was no issuance cost related to the debenture exchange. Please refer to answer No. 13 for the revised calculation of the BCF.

5.	The numbers listed in our 2010 financials are correct for capital lease obligations and other non-current liabilities. The numbers were transposed in the 2009 Form 10-K filling.
6.	We will revise the number to include the parenthesis and correctly reflect the amount as an expense.
7.	We stated in our 2009 Form 10-K the need to raise additional capital in order to fund the business. The business reasons to execute the exchange of the debenture for preferred stock were:
•	Eliminating the debt provides us with more operational flexibility in terms of allocating financial resources.

•
We believe adding to our equity and reducing debt provides us with a stronger financial position and will allow us to more readily attract new capital to execute the operating plan and provide the time needed to reach profitability.

•	Reducing debt in return for equity provides some assurance to potential franchisees of a longer term commitment from investors for us to reach profitability.

The written contractual agreements that pertain to the exchange were exhibits of the Current Report on Form 8-K filed on October 6, 2010. http://www.sec.gov/Archives/edgar/data/1369233/000095012310091719/c06679exv10w3.htm

8.	We will expand the disclosure to read as follows:
On March 19 and April 20, 2009, the Company sold 8% Senior Secured Convertible Debentures (the Debentures) to accredited investors in the principal amount of $5,874,000. Those Debentures were convertible into 45,184,615 shares of common stock of the Company at the rate of $0.13 per share. The Debentures bore interest at a rate of 8% per annum, payable quarterly and are due three years from the date they are issued. In addition, each investor received 5-year detachable warrants to purchase a number of shares of Common Stock equal to 50% of the shares underlying the Investor’s Debenture. The potential common shares from the assumed conversion of the debentures and exercise of warrants related to this transaction were exclude from the calculation of diluted net loss per share for the year ended January 2, 2011 because their inclusion would have been anti-dilutive.
The Company paid Garden State Securities, Inc., the placement agent retained in connection with the 2009 Offering (the 2009 Placement Agent), a commission of $587,400 plus a non-accountable expense allowance of $176,220 and warrants to purchase 9,036,923 shares of Common Stock. The terms of these warrants were similar to those of the 2009 Warrants.
In conjunction with the Debentures and the 2009 Warrants, the Company recorded a debt discount of $3,130,200 associated with a beneficial conversion feature on the debt, which is being accreted using the effective interest method over the three year term of the debentures. Of the $3,130,200 in debt discount, $571,200 has an effective interest rate of 15.18%, and $2,559,000 has an effective interest rate of 82.97%.
On October 1, 2010, the Company consummated the cancellation of ninety-six percent (98%) of its outstanding 8% Senior Secured Convertible Debentures (the “Debentures”) in exchange (the “Debenture Exchange”) for shares of the Company Series A 8% Convertible Preferred Stock (the “Series A Preferred Stock”). An aggregate principal amount of $5,692,500 of outstanding Debentures was cancelled in exchange for 56,925 shares of Series A Preferred Stock.
Effective immediately with respect to one-half of the shares of Series A Preferred Stock issued in connection with the Debenture Exchange, and effective January 1, 2011 with respect to the remaining shares of Series A Preferred Stock issued in connection with the Debenture Exchange, each holder of Series A Preferred Stock may convert his, her or its shares of Series A Preferred Stock into shares of Common Stock at a conversion price equal to $0.13 (“Series A Conversion Price”). The number of shares of the common stock into which the Series A Preferred Stock is currently convertible is 43,788,462. However, the number of shares of Common Stock into which the Series A Preferred Stock is convertible is subject to adjustment to prevent dilution in the event of a stock split or stock dividend. The Series A Conversion Price is also subject to a weighted average price protection. Effective January 1, 2011, the Company may, at its election, require the conversion of the Series A Preferred Stock to shares of Common Stock at the Series A Conversion Price if the closing price of the Common Stock for 10 consecutive trading days equals or exceeds 300% of the Series A Conversion Price and the average daily volume of the shares of Common Stock for the same period exceeds 250,000 shares. The terms of the Series A Preferred Stock are more fully set forth in the Certificate of Designation attached hereto as Exhibit 3.2 and incorporated herein by reference.

Upon consummation of the Debenture Exchange, the exercise price of the Common Stock Purchase Warrants purchased by the investors in connection with their Debentures was reduced from $0.14 to $0.09 per share of Common Stock, and the termination date of the Common Stock Purchase Warrants was extended to the six year anniversary of the initial exercise dates of the warrants. In addition, the Common Stock Purchase Warrants were modified so that such warrants are not exercisable until the one year anniversary of the closing of the Debenture Exchange. Finally, the exercise price of the common stock purchase warrants issued to the placement agent in connection with the original offering of the Debentures was reduced from $0.14 to $0.09 per share of Common Stock pursuant to their terms.
9.
The reason for the change of the terms of the 2009 Warrants was to induce the conversion of the debentures into Preferred Stock. The changes were: i) change of the exercise price from $0.14 to $0.09; ii) one year locked up period from the date of the execution of the exchange; and iii) one year extension of the term of the warrant.

The 2009 Warrants were indexed to our own stock and no down round provision was identified. Also, they were not subject to ASC 718 and didn’t involve any contingent consideration from a business combination. Therefore, the Company concluded that based upon the conversion features of the warrant, it should not be accounted for as a derivative liability. The warrants balance was recorded as Debt Discount (with an offset to APIC) on the date of the issuance.

10.
The original amount of the debentures was $5,874,000 in 2009. Thereafter, several debenture holders converted $74,000 into common stock prior to the debenture exchange. The debenture outstanding amount after the conversion into preferred stock was $107,500, of which $50,000 was from the March ’09 closing and $57,500 was from the April 2009 closing. As a result, the carrying value of the outstanding debenture at the end of year was $62,120. The amount of debt discount to be amortized is $45,380. See Exhibit 1&2

Calculation of Beneficial Conversion Feature:

Intrinsic value shall be calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible. Based on the stock purchase agreement, which is the binding agreement for the offering, being signed on October 1, 2010, we deemed this date to be the commitment date.

Number of shares of Common Stock that would be issued upon conversion of Convertible Debentures ($5,692,500 / $.13 (conversion price))	43,788,462
Accounting Conversion Price	$0.13
Fair Value of Stock at Commitment Date (10/1/10)	0.31

Per Share Intrinsic Value of Beneficial Conversion Feature	$0.18
Number of shares of Common Stock that would be issued upon conversion of Convertible Debentures ($5,692,500 / $.13 (conversion price))	43,788,462

Calculated Beneficial Conversion Feature	$7,881,923

In accordance to ASC 470-20-30, if the intrinsic value of the beneficial conversion feature is greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the beneficial conversion feature shall be limited to the amount of the proceeds allocated to the convertible instrument. As such, the beneficial conversion feature of the preferred shares is equal to $5,692,500.

11.	Our consideration was as follows:

The 2010 Warrants were indexed to our own stock and no downround provision was identified, also they were not subject to ASC 718 and didn’t involve any contingent consideration from a business combination. Therefore, The Company concluded that based upon the conversion features of the warrant, it should not be accounted for as a derivative liability. The warrants balance was recorded as Debt Discount (with an offset to APIC) as of the date of the issuance. We prepared an internal memo for the accounting of the 2010 which we have included as Exhibit 3.

12.
As a result of your comment, we noticed that the fair value of the 2010 warrants in the third paragraph of page No.53 was misstated with the amount of 2009 Warrants fair value. The fair value of the 2010 Investor Warrants was $863,521 for both closings. However, we allocated the proceeds received in this financing transaction to the convertible instrument and any other detachable instruments included in the exchange (such as detachable warrants) on a relative fair value basis. Therefore, the fair value of the 2010 Investor Warrants recorded in APIC (Additional Paid in Capital) was $511,397.

We will revise that paragraph to read as follows:
Furthermore, we have calculated the relative fair value of the 2010 warrants on their date of grant, which was determined to be $511,396 and was recorded as additional paid-in capital. This amount was the result of the allocation based on the proceeds received in this financing to the convertible instrument and the detachable warrants. The fair value of the warrants was computed using the Black-Scholes option pricing model. The fair value of the warrants was calculated on the dates of issuance, using the following assumptions:

	October 4, 2010	October 29, 2010
Expected term (years)	5 Years	5 Years
Expected volatility	118.45%	118.45%
Risk-free interest rate	1.26%	1.17%
Expected annual dividend	0.00%	0.00%
13.	This is the description of the Series B Preferred Stock closings

				Common	2010	Placement	Placement
		Preferred	Conversion	Shares	Investor	Agent	Agent
Date	Amount	Shares	Price	convertible	Warrants	Commission	Warrants
Oct/4/2010	$2,795,000	27,950	$0.23	12,152,174	2,795,000	$279,500	1,822,826
Oct/29/2010	$645,000	6,450	$0.23	2,804,348	645,000	$64,500	420,652

Total	$3,440,000	34,440	$0.23	14,956,522	3,440,000	$344,000	1,822,826

We engaged an outside firm to provide the calculation of the fair value of the warrants as well as the accounting related to this private placement and the conversion of the Debentures into Preferred Stock. A memo was crafted with the calculation of the fair value of the warrants and the criteria and reasoning for the accounting. In reviewing the information to include the calculation of the Beneficial Conversion Feature in this letter we realized that the calculation was incorrect primarily due to the fact the we used the allocated value of the transaction discounted by the financing cost and calculating the potential shares convertible at the conversion price. We have revised the calculation, and the BCF for the first closing is $1,533,063 instead of the $100,667 previously reported. As for the second closing, the BCF was $260,365 where our previous calculation had no BCF. The internal memo for the first closing is as follows:
Calculation of the Beneficial Conversion Feature (BCF) associated with the Preferred Shares:
In accordance to ASC 470-20-30, Debt with Conversion and Other Options, the guidance therein applies to both convertible debt and other similar instruments, including convertible preferred shares. The guidance states that “the allocation of proceeds shall be based on the relative fair values of the two instruments at time of issuance. When detachable warrants (detachable call options) are issued in conjunction with a debt instrument as consideration in purchase transactions, the amounts attributable to each class of instrument issued shall be determined separately, based on values at the time of issuance. The debt discount or premium shall be determined by comparing the value attributed to the debt instrument with the face amount thereof.”

Calculation of the Relative Fair Value of the Two Instruments:
As such, we first calculated the fair value of the Series B preferred shares issued. The private placement of the shares was performed through a placement agent and most of the investors purchasing the securities do not have any additional investments in the company. As such, we deemed appropriate to qualify the offering as an arm’s length transaction.
In accordance with ASC 820-10-35, Fair Value Measurements and Disclosures, “The definition of fair value focuses on assets and liabilities because they are a primary subject of accounting measurement. However, the definition of fair value also shall be applied to instruments measured at fair value that are classified in stockholders’ equity.” As such, we have evaluated the private placement of the securities and deemed the transaction as a Level 2 observable input. Therefore, the fair market value of the Series B preferred is $100 per share.
We then calculated the fair value of the warrants issued in connection with the 8% Preferred Stock. The calculation and evaluation of the classification of the warrants can be found in below in this document.
Furthermore, in accordance with ASC 820-10-35, Fair Value Measurements and Disclosures, the issuance costs ($279,500 and 1,822,826 warrants valued at $466,965 -see tab C for valuation) have to be allocated to each instrument as if the instruments were issued on a standalone basis. Per conversation with Irma Norton, we allocated the issuance costs based on the aggregate percentage of common stock that each instrument converts into. As the Series B Preferred Shares convert into approximately 12,152,174 of a total of 14,947,174 shares, we allocated 81.3% of the issuance costs to the preferred shares. Furthermore, the warrants convert into 2,795,000 of a total of 14,947,174 shares; we allocated 18.7% of the issuance costs to the warrants.

Financial Instrument	Fair Value	Percentage of Total
Series B 8% Convertible Preferred Shares (27,950 shares X $100)	3,474,949	79.93%
Warrants to Purchase Common Stock (see tab C for valuation)	872,410	20.07%

	4,347,359	100.00%
Allocation of Proceeds Based on the Relative Fair Value of the Two Instruments:
In accordance to ASC 470-20-30, the effective conversion price based on the proceeds received for or allocated to the convertible instrument shall be used to compute the intrinsic value, if any, of the embedded conversion option.
We allocated the proceeds received in a financing transaction to the convertible instrument and any other detachable instruments included in the exchange (such as detachable warrants) on a relative fair value basis.

Total Proceeds from Offering	$2,795,000
Proceeds Allocated to Series B Preferred Shares (79.93%)	$2,234,111
Proceeds Allocated to Warrants (20.07%)	$560,889
Calculation of Beneficial Conversion Feature:
In accordance with ASC 470-20-30-6, intrinsic value shall be calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible. Based on the stock purchase agreement, which is the binding agreement for the offering, being signed on October 1, 2010, we deemed this date to be the commitment date. If the intrinsic value of the beneficial conversion feature is greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the beneficial conversion feature shall be limited to the amount of the proceeds allocated to the convertible instrument.

Proceeds Allocated to Series B Preferred Shares (above)	ASC 470-20-30-5a	2,234,111

Number of shares of Common Stock that would be issued upon conversion of Preferred Stock (all preferred shares)		12,152,174
Effective Conversion Price	ASC 470-20-30-5c	$0.18
Fair Value of Stock at Commitment Date (10/1/10)	ASC 470-20-30-6	$0.31

Per Share Intrinsic Value of Beneficial Conversion Feature	ASC 470-20-30-6	$0.13
Number of shares of Common Stock that would be issued upon conversion of Preferred Stock (all preferred shares)	ASC 470-20-30-6	12,152,174

Calculated Beneficial Conversion Feature		$1,533,063

First closing	Debit	Credit
Bank	2,495,500
APIC — Placement Agent commission	279,500
APIC — Placement Agent Legal Fees	30,000
APIC — Placement Agent Expense Allowance	7,500
APIC — Escrow Account Fee	3,500
APIC — Legal Fees	48,881
Retained Earnings(BCF- deemed dividend)	1,533,063
APIC — Placement Agent Warrants		466,965
APIC — 2010 Investor Warrants		421,300
APIC — Placement Agent Warrants		28
APIC (BCF- deemed dividend)		1,533,063
APIC — (Preferred Shares Series B)		1,906,707
Accounts Payable		48,881
Bank		21,000
Accounting for 10/1/10 Warrants Issued in Connection with Series B Convertible Preferred Shares- See Exhibit No. 3
Allocation of the Proceeds for the second closing:

Total Proceeds from Offering
Proceeds Allocated to Series B Preferred Shares (81.37%)
Proceeds Allocated to Warrants (18.63%)

	ASC Reference

Proceeds Allocated to Series B Preferred Shares (above)	ASC 470-20-30-5a	524,852

Number of shares of Common Stock that would be issued upon conversion of Preferred Stock (all preferred shares)		2,804,348
Effective Conversion Price	ASC 470-20-30-5c	$0.19
Fair Value of Stock at Commitment Date (10/29/10)	ASC 470-20-30-6	$0.28

Per Share Intrinsic Value of Beneficial Conversion Feature	ASC 470-20-30-6	$0.09

Number of shares of Common Stock that would be issued upon conversion of Preferred Stock (all preferred shares)	ASC 470-20-30-6	2,804,348

Calculated Beneficial Conversion Feature		$260,365

Second closing	Debit	Credit
Bank	580,500
APIC — Placement Agent commission	64,500
APIC — Legal Fees	52,382
Retained Earnings(BCF- deemed dividend)	260,365
APIC — Placement Agent Warrants		96,201
APIC — 2010 Investor Warrants		90,097
APIC — Placement Agent Warrants		6
APIC — (Preferred Shares Series B)		458,696
Accounts Payable		52,382
APIC (BCF- deemed dividend)		260,365

14.	We do not have gross deferred tax liabilities and the listing of deferred tax assets presented is both gross and net deferred tax.
The Company is responsible for the adequacy and accuracy of the disclosure in the filing; we understand that the staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filling. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call me if you have further questions.
Sincerely,
/s/ Irma Norton
CFO

EXHIBIT 1 — Amortization Table — 1st Closing
Ufood Restaurant Group, Inc. Discount Amortization

8.0% Stated rate 15.18% Calculated yield to maturity (i.e., Effective interest rate)	3 Year Maturity from Date of Issuance

AMORTIZATION SCHEDULE — Effective interest on:	$571,200	-0.172307692

			Unamortized		Stated Interest	Discount
	Date	Principal	Discount	Carrying value	Expense	Amortization	Total expense	Effective rate
Beginning-	3/19/2009	50,000	(8,615)	41,385
2	3/31/2009	50,000	(8,542)	41,458	129	74	203	15.18%
3	4/30/2009	50,000	(8,351)	41,649	333	191	524	15.18%
4	5/31/2009	50,000	(8,157)	41,843	333	194	527	15.18%
5	6/30/2009	50,000	(7,961)	42,039	333	196	529	15.18%
6	7/31/2009	50,000	(7,763)	42,237	333	198	532	15.18%
7	8/31/2009	50,000	(7,562)	42,438	333	201	534	15.18%
8	9/30/2009	50,000	(7,358)	42,642	333	204	537	15.18%
9	10/31/2009	50,000	(7,152)	42,848	333	206	539	15.18%
10	11/30/2009	50,000	(6,943)	43,057	333	209	542	15.18%
11	12/31/2009	50,000	(6,732)	43,268	333	211	545	15.18%

2009 Totals					3,129	1,883	5,012

12	1/31/2010	50,000	(6,518)	43,482	333	214	547	15.18%
13	2/28/2010	50,000	(6,301)	43,699	333	217	550	15.18%
14	3/31/2010	50,000	(6,082)	43,918	333	219	553	15.18%
15	4/30/2010	50,000	(5,859)	44,141	333	222	556	15.18%
16	5/31/2010	50,000	(5,634)	44,366	333	225	558	15.18%
17	6/30/2010	50,000	(5,406)	44,594	333	228	561	15.18%
18	7/31/2010	50,000	(5,176)	44,824	333	231	564	15.18%
19	8/31/2010	50,000	(4,942)	45,058	333	234	567	15.18%
20	9/30/2010	50,000	(4,705)	45,295	333	237	570	15.18%
21	10/31/2010	50,000	(4,466)	45,534	333	240	573	15.18%
22	11/30/2010	50,000	(4,223)	45,777	333	243	576	15.18%
23	12/31/2010	50,000	(3,977)	46,023	333	246	579	15.18%

2010 Totals					4,000	2,755	6,755

24	1/31/2011	50,000	(3,728)	46,272	333	249	582	15.18%
25	2/28/2011	50,000	(3,476)	46,524	333	252	585	15.18%
26	3/31/2011	50,000	(3,221)	46,779	333	255	589	15.18%
27	4/30/2011	50,000	(2,963)	47,037	333	258	592	15.18%
28	5/31/2011	50,000	(2,701)	47,299	333	262	595	15.18%
29	6/30/2011	50,000	(2,436)	47,564	333	265	598	15.18%
30	7/31/2011	50,000	(2,168)	47,832	333	268	602	15.18%
31	8/31/2011	50,000	(1,896)	48,104	333	272	605	15.18%
32	9/30/2011	50,000	(1,621)	48,379	333	275	609	15.18%
33	10/31/2011	50,000	(1,342)	48,658	333	279	612	15.18%
34	11/30/2011	50,000	(1,060)	48,940	333	282	616	15.18%
35	12/31/2011	50,000	(774)	49,226	333	286	619	15.18%

2011 Totals					4,000	3,203	7,203

24	1/31/2012	50,000	(485)	49,515	333	289	623	15.18%
25	2/28/2012	50,000	(191)	49,809	333	293	626	15.18%
26	3/20/2012	50,000	(0)	50,000	215	191	407	15.18%

2012 Totals					882	774	1,656

Grand Totals					12,011	8,615	20,626

EXHIBIT 2 — Amortization Table — 2nd Closing

Ufood Restaurant Group, Inc.
Discount Amortization	Note: 4/4/5 Schedule impact immaterial to amortization schedule.

8.0% Stated rate
82.97% Calculated yield to maturity (i.e., Effective interest rate)	3 Year Maturity from Date of Issuance

AMORTIZATION SCHEDULE — Effective interest on:	$3,086,548

			Unamortized		Stated Interest	Discount
	Date	Principal	Discount	Carrying value	Expense	Amortization	Total expense	Effective rate
Beginning-	4/20/2009	57,500	(57,500)	0
0	4/30/2009	57,500	(57,352)	148	(148)	148	—	#DIV/0!
1	5/31/2009	57,500	(56,959)	541	(382)	393	10	82.97%
2	6/30/2009	57,500	(56,539)	961	(382)	420	37	82.97%
3	7/31/2009	57,500	(56,091)	1,409	(382)	449	66	82.97%
4	8/31/2009	57,500	(55,611)	1,889	(382)	480	97	82.97%
5	9/30/2009	57,500	(55,098)	2,402	(382)	513	131	82.97%
6	10/31/2009	57,500	(54,549)	2,951	(382)	549	166	82.97%
7	11/30/2009	57,500	(53,963)	3,537	(382)	586	204	82.97%
8	12/31/2009	57,500	(53,336)	4,164	(382)	627	245	82.97%

2009 Totals					(3,207)	4,164	957

9	1/31/2010	57,500	(52,665)	4,835	(382)	670	288	82.97%
10	2/28/2010	57,500	(51,949)	5,551	(382)	717	334	82.97%
11	3/31/2010	57,500	(51,182)	6,318	(382)	766	384	82.97%
12	4/30/2010	57,500	(50,363)	7,137	(382)	819	437	82.97%
13	5/31/2010	57,500	(49,487)	8,013	(382)	876	493	82.97%
14	6/30/2010	57,500	(48,551)	8,949	(382)	936	554	82.97%
15	7/31/2010	57,500	(47,550)	9,950	(382)	1,001	619	82.97%
16	8/31/2010	57,500	(46,479)	11,021	(382)	1,070	688	82.97%
17	9/30/2010	57,500	(45,335)	12,165	(382)	1,144	762	82.97%
18	10/31/2010	57,500	(44,111)	13,389	(382)	1,224	841	82.97%
19	11/30/2010	57,500	(42,803)	14,697	(382)	1,308	926	82.97%
20	12/31/2010	57,500	(41,404)	16,096	(382)	1,399	1,016	82.97%

2010 Totals					(4,589)	11,931	7,342

21	1/31/2011	57,500	(39,909)	17,591	(382)	1,495	1,113	82.97%
22	2/28/2011	57,500	(38,310)	19,190	(382)	1,599	1,216	82.97%
23	3/31/2011	57,500	(36,601)	20,899	(382)	1,709	1,327	82.97%
24	4/30/2011	57,500	(34,774)	22,726	(382)	1,827	1,445	82.97%
25	5/31/2011	57,500	(32,820)	24,680	(382)	1,954	1,571	82.97%
26	6/30/2011	57,500	(30,731)	26,769	(382)	2,089	1,706	82.97%
27	7/31/2011	57,500	(28,498)	29,002	(382)	2,233	1,851	82.97%
28	8/31/2011	57,500	(26,110)	31,390	(382)	2,388	2,005	82.97%
29	9/30/2011	57,500	(23,557)	33,943	(382)	2,553	2,170	82.97%
30	10/31/2011	57,500	(20,828)	36,672	(382)	2,729	2,347	82.97%
31	11/30/2011	57,500	(17,910)	39,590	(382)	2,918	2,536	82.97%
32	12/31/2011	57,500	(14,790)	42,710	(382)	3,120	2,737	82.97%

2011 Totals					(4,589)	26,614	22,025

33	1/31/2012	57,500	(11,455)	46,045	(382)	3,335	2,953	82.97%
34	2/28/2012	57,500	(7,889)	49,611	(382)	3,566	3,184	82.97%
35	3/30/2012	57,500	(4,076)	53,424	(382)	3,813	3,430	82.97%
36	4/21/2012	57,500	0	57,500	(382)	4,076	3,694	82.97%

2012 Totals					(1,530)	14,790	9,567

Grand Totals					-13,915	57,500	39,891

EXHIBIT 3 — 2010 Warrants accounting — (Internal memo)
Accounting for Warrants- Examination of Derivative Liability

First, in accordance with ASC 815- Derivatives and Hedging, the Investor Warrants’ terms and preferences should be examined to verify whether the Warrants should be classified as derivative liabilities in the Company’s balance sheet.

ASC 815-10-15- Derivatives and Hedging specifies that a derivative is a financial instrument or other contract with all 3 of the following characteristics:
1)	It has one or more underlings and one or more notional amounts or payment provisions or both.
2)	It requires no initial net investment or an initial net investment that is smaller than would be required for similar contracts.
3)	Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or provides for asset delivery with an equivalent effect as net settlement.
Upon examination, the Company’s Warrants satisfy each of the aforementioned criteria:
1)	Underlying is the Strike price, and Notional Amount is the Number of Shares.
2)	There is no initial net investment related to the warrant.
3)	The exercise terms permit net settlement.
However, in accordance with ASC 815-10-15- Derivatives and Hedging, the Company should not consider the following contracts to be derivatives:
1)	Contracts issued or held by the reporting entity that are both:
a.	Indexed to its own stock

b.	Classified as stockholders’ equity in its balance sheet
Is the instrument indexed to the company’s own stock?
In accordance with ASC 815-40-15- Derivatives and Hedging, in order to determine whether the contract is indexed to the company’s own stock, the entity should evaluate:
1)	The instrument’s contingent exercise provisions and
2)	Evaluate the instrument’s settlement provision.
Step 1: Evaluate the instrument’s contingent exercise provisions, if any.
The Warrants do not contain any contingent exercise provisions. As such, proceed to Step 2
Step 2: Evaluate the instrument’s settlement provisions.
An instrument (or embedded feature) shall be considered indexed to an entity’s own stock if its settlement amount will equal the difference between the following:
1)	The fair value of a fixed number of the entity’s equity shares
2)	A fixed monetary amount or a fixed amount of a debt instrument issued by the entity.
According to the Warrant Agreement, the Investors Warrants’ rights include the following:
If the Company, at any time while this Warrant is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Company upon exercise of this Warrant), (ii) subdivides outstanding shares of Common Stock into a larger number of shares, (iii) combines (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares or (iv) issues by reclassification of shares of the Common Stock any shares of capital stock of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event, and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

Also, according to the Warrant Agreement, the Investors Warrants’ rights include the following:
If the Company or any Subsidiary thereof, as applicable, at any time while this Warrant is outstanding, shall sell or grant any option to purchase, or sell or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Common Stock or Common Stock Equivalents, at an effective price per share less than the Exercise Price then in effect (such lower price, the “Base Share Price” and such issuances collectively, a “Dilutive Issuance”) (it being understood and agreed that if the holder of the Common Stock or Common Stock Equivalents so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share that is less than the Exercise Price, such issuance shall be deemed to have occurred for less than the Exercise Price on such date of the Dilutive Issuance at such effective price), then (a) the Exercise Price shall be reduced and only reduced by multiplying the Exercise Price by a fraction, the numerator of which is the number of shares of Common Stock issued and outstanding immediately prior to the Dilutive Issuance plus the number of shares of Common Stock which the offering price for such Dilutive Issuance would purchase at the then Exercise Price, and the denominator of which shall be the sum of the number of shares of Common Stock issued and outstanding immediately prior to the Dilutive Issuance plus the number of shares of Common Stock so issued or issuable in connection with the Dilutive Issuance and (b) the number of Warrant Shares issuable hereunder shall be increased such that the aggregate Exercise Price payable hereunder, after taking into account the decrease in the Exercise Price, shall be equal to the aggregate Exercise Price prior to such adjustment. Such adjustment shall be made whenever such Common Stock or Common Stock Equivalents are issued. Notwithstanding the foregoing, no adjustments shall be made, paid or issued under this Section 3(b) in respect of an Exempt Issuance. The Company shall notify the Holder, in writing, no later than the Trading Day following the issuance or deemed issuance of any Common Stock or Common Stock Equivalents subject to this Section 3(b), indicating therein the applicable issuance price, or applicable reset price, exchange price, conversion price and other pricing terms (such notice, the “Dilutive Issuance Notice”). For purposes of clarification, whether or not the Company provides a Dilutive Issuance Notice pursuant to this Section 3(b), upon the occurrence of any Dilutive Issuance, the Holder is entitled to receive a number of Warrant Shares based upon the Base Share Price regardless of whether the Holder accurately refers to the Base Share Price in the Notice of Exercise. If the Company enters into a Variable Rate Transaction, despite the prohibition thereon in the Purchase Agreement, the Company shall be deemed to have issued Common Stock or Common Stock Equivalents at the lowest possible conversion or exercise price at which such securities may be converted or exercised.

As the provisions above do not result in a settlement amount not equal to the difference between fair value of a fixed number of the Company’s shares and a fixed strike price, but maintain the fair value of the instrument by affecting the strike price, there is no presence of a “down-round” type reset features and, as such, the provisions do not preclude the instrument from being indexed to the Company’s own stock.

These adjustments specified within the Warrant agreement relate to standard anti-dilutive provisions, which according to ASC 815-40-25-41- Derivatives and Hedging, do not preclude the instrument to be classified as indexed to the Company’s own stock.

Is the instrument classified as stockholders’ equity in the company’s balance sheet?
In accordance with ASC 815-40-25- Derivatives and Hedging, the initial balance sheet classification of contracts within the scope of this subtopic generally is based on the concept that:
1)	Contracts that require net cash settlement are assets or liabilities.
2)	Contracts that require settlement in shares are equity instruments.

As the Warrants issued by the Company have to be settled in shares of common stock and do not offer the holder an option for cash settlement, the Warrants should be classified as stockholders’ equity in the Company’s balance sheet.

Based on the discussion above, we have concluded that the Warrants referred to herein do not qualify as derivative instruments and, as such, should be classified as equity in the Company’s balance sheet.